

Antena 3




82-34762

OTHER COMMUNICATIONS

Antena 3 de Televisión, S.A. and, in its name and on its behalf, Ms. Carmen Rodríguez in her capacity as Deputy Secretary of the Board of Directors, in connection with the Significant Event forwarded yesterday, 9th March 2005, to the Comisión Nacional del Mercado de Valores with respect to the resolutions adopted by the Shareholders' Ordinary General Meeting held on that date

INFORMS

That the Chairman of the Board of Directors, Mr. José Manuel Lara Bosch, in his speech made during the holding of the Shareholders' Ordinary General Meeting of 9th March 2005, announced to the shareholders that it is foreseen that the distribution of dividends approved by the Meeting will take place on 11th April 2005.

San Sebastián de los Reyes (Madrid), 10th March 2005.

JLW 3/22

Avda. Isla Graciosa, 13 - 28700 San Sebastián de los Reyes - Madrid (ESPAÑA)
Tel.: 916 230 500 E-mail: antena3tv@antena3tv.es Dirección Internet: www.antena3tv.es
Antena 3 de Televisión, S.A. / C.I.F.: A-78839271 / Inscrita en el Registro Mercantil de Madrid, tomo 8.788, sección 3ª, folio 125, hoja nº 71.592-3, inscripción 1ª
Miembro fundador de la Asociación de Televisiones Comerciales Europeas (ACT) y empresa fundadora del Club Gestión de Calidad